UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                            WEIRTON STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948774104
                                 (CUSIP Number)

                             -----------------------

                             David A. Persing, Esq.
                                885 Third Avenue
                                   34th Floor
                                    New York
                                 New York 10022
                            Tel. No.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 October 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D


CUSIP No. 948774104                                                  Page 2 of 9

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JWA Investments Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      2,618,700
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,618,700

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,618,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP No. 948774104                                                  Page 3 of 9

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Adams

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      2,618,700
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,618,700

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,618,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%

14        TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Weirton Steel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 400 Three Springs Drive, Weirton, West Virginia 26026-4989.

Item 2.  Identity and Background.

         The names and addresses of the persons filing this Schedule are as follows:

1. JWA Investments Corp. ("JWA General Partner"), a Delaware corporation, whose principal business and office address is c/o John W. Adams, 885 Third Avenue, 34th Floor, New York, New York 10022, and which is the general partner of (i) JWA Investments II L.P. ("JWA II"), a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of acquiring, owning and disposing of stock of the Company, and (ii) JWA Investments III L.P. ("JWA III"), a Delaware limited partnership, whose principal business and office address is c/o Smith Management LLC, 885 Third Avenue, 34th Floor, New York 10022, and which was formed for the purpose of acquiring, owing and disposing of stock of the Company. JWA General Partners was formed to act as a general partner of various partnerships. John W. Adams is the sole director of JWA General Partner. John W. Adams is the President and David A. Persing is the Secretary of JWA General Partner. John W. Adams is the sole shareholder of JWA General Partner and ultimately in control of this corporation; and

2. John W. Adams, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. John W. Adams is President of Smith Management LLC ("Smith Management"), a New York based private investment firm whose address is 885 Third Avenue, New York, New York 10022.

         JWA General Partner and John W. Adams are collectively referred to as the "Reporting Parties."

         The following person is not a beneficial owner under this Schedule but is identified as an officer or director of the entities mentioned above:

David A. Persing, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. David A. Persing is Senior Vice President of Smith Management and Secretary of JWA General Partner.

         None of the Reporting Parties or the parties mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Parties utilized no funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D. The securities were acquired by JWA II and JWA III as initial capital contributions from their limited partners in exchange for interests in JWA II and JWA III, respectively.

Item 4.  Purpose of Transaction

         JWA II, JWA III and the Reporting Parties acquired the Common Stock for general investment purposes. JWA II, JWA III and the Reporting Parties intend to review their equity interests in the issuer on a continuing basis. Depending on the Reporting Parties' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the Reporting Parties reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Parties. The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement such plan or proposal, with respect to:

1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board.

5. Any material change in the present capitalization or dividend policy of the issuer;

6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Parties' knowledge based on the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, the aggregate number of shares of Common Stock of the Company outstanding as of July 31, 1999 was 43,562,013 shares.

         JWA General Partner

         (a) JWA General Partner beneficially owns an aggregate of 2,618,700 shares of Common Stock, which represents 6.0% of the issued and outstanding shares of the Common Stock. Such shares are owned by JWA II and JWA III of which JWA General Partner is the general partner. JWA II beneficially owns an aggregate of 1,807,500 shares of Common Stock, which represents 4.1% of the issued and outstanding shares of the Common Stock. JWA III beneficially owns an aggregate of 811,200 shares of Common Stock, which represents 1.9% of the issued and outstanding shares of Common Stock.

         (b) JWA General Partner, as general partner of JWA II and JWA III, has sole power to vote or to direct the vote of 2,618,700 shares of Common Stock and the sole power to dispose or to direct the disposition of 2,618,700 shares of Common Stock.

         (c) The Securities were acquired by JWA II as initial capital contributions from its limited partners in exchange for partnership interests as of October 1, 1999. The Securities were acquired by JWA III as initial capital contributions from its limited partners in exchange for partnership interests as of October 6, 1999 and as additional capital contributions from its limited partners in exchange for partnership interests as of October 7, 1999 and October 8, 1999. 1/

--------
1/ Some shares of Common Stock were purchased by various limited partners of
                                                                  (continued...)

         John W. Adams

         (a) John W. Adams beneficially owns an aggregate of 2,618,700 shares of Common Stock, which represents 6.0% of the issued and outstanding shares of the Common Stock. Such shares are owned by JWA II and JWA III.

         (b) John W. Adams, as sole shareholder of JWA General Partner, has sole power to vote or to direct the vote of 2,618,700 shares of Common Stock and sole power to dispose or to direct the disposition of 2,618,700 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated October 12, 1999


--------
1/(...continued)
         JWA II and JWA III during the past 60 days, as follows:

                                                     Purchase Price
           Date          Number of Shares             Per Share ($)
           ----          ----------------            --------------
           9/20                 57,100                   2.11
           9/21                    100                  2.125
           9/29                 30,600                   2.07
           9/30                  3,100                  2.125
           10/1                  5,100                  2.125
           10/4                 20,700                  2.125
           10/5                 37,900                   2.17
           10/6                 12,500                   2.25
           10/7                231,500                   2.45
           10/8                 58,300                   2.58

         All of such purchases were open market purchases.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 1999

                                    JWA INVESTMENTS CORP.


                                    By: /s/ John W. Adams
                                        -----------------
                                        John W. Adams
                                        President


                                    /s/ John W. Adams
                                    -----------------
                                    John W. Adams